UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No.  6 )

	Under the Securities Exchange Act of 1934


	Raining Data Corporation
	(Name of Issuer)

	Common Stock, $.10 par value)
	(Title of Class of Securities)

	 096434105
	(CUSIP Number)

	Melissa Dehn
	2715 Lone Tree Way
	Antioch, CA  94509
	 (925) 778-2390
	 (Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	January 19, 2001
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 096434105         SCHEDULE 13D          Page 2 of 10


 1   Name of Reporting Person
     IRS Identification No. of Above Person

     ASTORIA CAPITAL PARTNERS, L. P.
     94-3160631

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY


 4   Source of Funds                                     WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     California


     NUMBER OF         7   Sole Voting Power           9,872,074
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      9,872,074
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     9,872,074

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     54.6%


14   Type of Reporting Person
     PN





CUSIP No. 096434105         SCHEDULE 13D          Page 3 of 10


 1   Name of Reporting Person
     IRS Identification No. of Above Person

     ASTORIA CAPITAL MANAGEMENT, INC.
     94-3143169

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                     WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     California


     NUMBER OF         7   Sole Voting Power           9,936,674
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      9,936,674
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     9,936,674

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     55.0%


14   Type of Reporting Person
     CO,IA





CUSIP No. 096434105         SCHEDULE 13D          Page 4 of 10


 1   Name of Reporting Person
     IRS Identification No. of Above Person

     Richard W. Koe

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                     WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)            [ ]


 6   Citizenship or Place of Organization
     United States


     NUMBER OF         7   Sole Voting Power           9,936,674
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      9,936,674
     PERSON
     WITH             10   Shared Dispositive Power    -0-


11   Aggregate Amount Beneficially Owned by Each Reporting Person
     9,936,674

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                    [ ]


13   Percent of Class Represented by Amount in Row 11
     55.0%


14   Type of Reporting Person
     IN,HC





CUSIP No. 096434105         SCHEDULE 13D          Page 5 of 10

Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data
Corporation, f/k/a Omnis Technology Corporation, (the "Issuer").
The principal executive office of the Issuer is 981 Industrial Way, Bldg. B, San Carlos, CA 94070-4117.

Item 2.   Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. ("ACM") and Richard
W. Koe each of whose principal business office address is 6600 SW
92nd Avenue, Suite 370, Portland, OR 97223.

Astoria is an investment limited partnership, whose general partners are ACM and Richard W. Koe. ACM is an investment advisor registered as such with the SEC. Richard W. Koe is ACM's president and sole shareholder.

None of Astoria, ACM or Richard W. Koe has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria, ACM or Richard W. Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, ACM is a California corporation and Richard W. Koe is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds to make the purchases listed in item 5 was working capital. The total amount of the funds to make the purchases listed in item 5 was $4,923,161.

Item 4.   Purpose of Transaction.

The acquisitions of Common Stock were made for investment purposes. None of the reporting persons currently has any specific plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
CUSIP No. 096434105         SCHEDULE 13D          Page 6 of 10


(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities to the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i) Any action similar to those enumerated above.

Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

The reporting persons have encouraged the Board of Directors of the Issuer to explore all options that could maximize value for the stockholders of the Issuer, and such options may involve changes or transactions of the nature listed above. ACM continues to conduct analyses of the Issuer's business and may make suggestions for the Issuer's management and/or Board of Directors regarding strategies for enhancing shareholder value. ACM may consult from time to time with senior management of the Issuer.





CUSIP No. 096434105         SCHEDULE 13D          Page 7 of 10

Item 5.   Interest in Securities of the Issuer

(a) Astoria beneficially owns 7,785,478 shares of Common Stock and 300,000 Shares of Series A Convertible Preferred Stock which are convertible at the option of the holder into 500,100 shares of Common Stock. Astoria also holds warrants giving it the right to acquire 1,586,496 shares of Common Stock . Assuming the conversion of the Preferred Stock and the exercise of the warrants, the percentage of Common Stock beneficially owned by Astoria is 54.6%.

In addition to the securities beneficially owned through Astoria, ACM and Richard W. Koe beneficially own 64,600 shares of
Common Stock through an investment fund managed by ACM
("Other Fund"). The percentage of Common Stock beneficially owned by each of ACM and Richard W. Koe is 55.0%.

(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) Astoria Capital Partners, L.P. effected the following transactions since December 14, 2000:

Date          Name               Name and number of    Price per
                                 securities acquired   Share

12/14/00      Buy (Astoria)      1,000 Common Stock     $3.385
12/14/00      Buy (Astoria)      2,500 Common Stock     $3.579
12/15/00      Buy (Astoria)      4,200 Common Stock     $5.07828
12/18/00      Buy (Astoria)     16,400 Common Stock     $5.77991
12/19/00      Buy (Astoria)      7,000 Common Stock     $7.16143
12/19/00      Buy (Astoria)      9,500 Common Stock     $6.81741
12/20/00      Buy (Astoria)      6,000 Common Stock     $6.74127
12/20/00      Buy (Astoria)      4,000 Common Stock     $6.94
12/21/00      Buy (Astoria)      6,500 Common Stock     $7.37654
12/21/00      Buy (Astoria)      7,000 Common Stock     $7.21893
12/22/00      Buy (Astoria)     19,000 Common Stock     $7.58773
12/22/00      Buy (Astoria)     20,000 Common Stock     $8.0005
12/26/00      Buy (Astoria)     23,100 Common Stock    $10.3659
12/26/00      Buy (Astoria)     20,000 Common Stock    $10.688
12/27/00      Buy (Astoria)      9,500 Common Stock     $9.44185
12/27/00      Buy (Astoria)      8,000 Common Stock     $9.63875
12/28/00      Buy (Astoria)     23,200 Common Stock    $11.2447
12/28/00      Buy (Astoria)     17,500 Common Stock    $11.7181
12/28/00      Buy (Astoria)     37,500 Common Stock    $10.7057
12/29/00      Buy (Astoria)     39,000 Common Stock    $13.2407
12/29/00      Buy (Astoria)     62,000 Common Stock    $12.9502
12/29/00      Buy (Astoria)     28,200 Common Stock    $12.9359
01/02/01      Buy (Astoria)     11,500 Common Stock    $ 9.34947
01/02/01      Buy (Astoria)     10,000 Common Stock    $ 9.93850
01/03/01      Buy (Astoria)     22,400 Common Stock    $ 9.78725
01/03/01      Buy (Astoria)     35,000 Common Stock    $ 8.37529
CUSIP No. 096434105         SCHEDULE 13D          Page 8 of 10


01/03/01      Buy (Astoria)     13,000 Common Stock    $10.2796
01/05/01      Buy (Astoria)     14,200 Common Stock    $ 9.2076
01/09/01      Buy (Astoria)        900 Common Stock    $ 7.98331

          Other Fund effected the following transactions since
December 14, 2000:

Date          Name               Name and number of    Price per
                                 securities acquired   Share

01/10/01      Buy (Other Fund)     100 Common Stock    $8.35
01/19/01      Buy (Other Fund)   2,400 Common Stock    $6.11097

(d)	The amount of Common Stock reported in this Schedule as
beneficially owned by ACM and Richard W. Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G.


CUSIP No. 096434105         SCHEDULE 13D          Page 9 of 10


	After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED April 20, 2001.


ASTORIA CAPITAL PARTNERS, L.P.
By its general partner ACM

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe


CUSIP No. 096434105	SCHEDULE 13D	Page 10 of 10


Exhibit A

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

	The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  April 20, 2001


ASTORIA CAPITAL PARTNERS, L.P.
By its general partner ACM

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe